Exhibit 99.1

Diginex Announces Extension of Long Stop Date for Proposed Acquisition of Resulticks and Convenes Extraordinary General Meeting

●	Long Stop Date extended to 19 November 2026
●	EGM to consider increase in authorized share capital and 10-for-1 share consolidation, independent of the Resulticks transaction

LONDON, Nov. 07, 2026 (GLOBE NEWSWIRE) -- Diginex Limited (NASDAQ: DGNX) (“Diginex” or the “Company”), a provider of ESG, sustainability and compliance solutions to institutional and corporate clients, today announces that on 6 November 2026 it agreed with the sellers of Resulticks Global Companies Pte. Limited(“Resulticks”) to extend the Long Stop Date under the amended and restated share purchase agreement dated 14 August 2026 (the “SPA”) for the Company’s proposed acquisition of Resulticks (the “Transaction”) from 30 October 2026 to 19 November 2026. All other terms of the SPA remain unchanged.

The closing conditions under the SPA were not satisfied by the original Long Stop Date of 30 October 2026, and neither party has delivered a notice of termination. The extension provides the parties with additional time to satisfy the remaining conditions to consummate the closing of the Transaction. The Company’s shareholders approved the Transaction at the extraordinary general meeting held on 8 October 2026. The parties are continuing to work towards the satisfaction of the remaining conditions. The Transaction remains subject to the satisfaction or waiver of the remaining conditions in the SPA, and there can be no assurance that the Transaction will be completed.

Extraordinary General Meeting

The Board of Diginex has resolved to convene an extraordinary general meeting of shareholders (the “EGM”) on 20 November 2026. Shareholders of record at the close of business on 6 November 2026 will be entitled to receive notice of and to vote at the EGM. At the EGM the Company’s shareholders will be asked to approve (i) an increase in the Company’s authorized share capital from US$200,000 divided into 495,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preference shares of a par value of US$0.0004 each to US$520,000 divided into 1,295,000,000 ordinary shares of a par value of US$0.0004 each and 5,000,000 preference shares of a par value of US$0.0004 each, by the creation of 800,000,000 additional authorized ordinary shares of a par value of US$0.0004 each, (ii) a ten for one share consolidation of the Company’s authorized share capital such that following the share consolidation the Company will have authorized for issuance 129,500,000ordinary shares of a par value of US$0.004 each and 500,000 preference shares of apar value of US$0.004 each, and (iii) an amended and restated memorandum and articles of association reflecting those changes. Upon the Share Consolidation taking effect, the Company’s ordinary shares will trade under a new CUSIP number

At the 8 October 2026 meeting, shareholders approved an increase in authorized share capital and a share consolidation that were conditional on completion of the Transaction. The proposals to be put to the EGM are not conditional on the Transaction and, if approved, will take effect, at the discretion of the Board, whether or not Diginex completes the Transaction; if the Transaction completes first, the consolidation approved in October will be implemented instead, so that the shares are consolidated once only.

The notice of the EGM, the proxy statement and the form of proxy card will be furnished to the U.S. Securities and Exchange Commission on a Form 6-K and made available to shareholders in due course.

About Diginex

Diginex Limited (NASDAQ: DGNX) (“Diginex” or the “Company”) is a London-headquartered RegTech business, providing ESG, sustainability and compliance solutions through an integrated platform trusted by global enterprises and financial institutions.

Its portfolio of products and services spans the full sustainability lifecycle, including Diginex ESG (reporting), Plan A (carbon accounting), Matter (data and investment intelligence), Lumen (supply chain risk and traceability), Apprise (worker voice), and The Remedy Project (human rights remediation), combining technology, analytics and advisory services to turn verified data into decision-ready business intelligence.

For more information, please visit the Company’s website: https://www.diginex.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements can be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “targets,” “will,” “would,” “could,” “may” and similar expressions, and include statements regarding the proposed Transaction and its expected timing; approval of the Company’s Nasdaq initial listing application in connection with the Transaction; satisfaction of the funding conditions under the A&R SPA; obtaining shareholder approval of the proposals to be presented at the EGM, the implementation and timing of the share consolidation; the anticipated strategic and financial benefits of the Transaction; and the leadership, operations and prospects of the combined company.

These statements are based on the Company’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. These include, among others: the risk that Nasdaq does not approve the initial listing application on the expected timetable or at all; the risk that the remaining conditions to completion, including the funding conditions and required regulatory and third-party consents, are not satisfied or waived; the risk that investment commitments are not funded when due or at all; the risk that the Transaction is not completed on the terms described or at all; the risk that the anticipated benefits of the Transaction are not realized; the effect of the Transaction on relationships with employees, customers and partners; and the risk factors described in the Company’s Annual Report on Form20-F filed with the SEC on August 13, 2026 and its other filings with the SEC. Financial information regarding Resulticks has been provided by Resulticks. The Company undertakes no obligation to update or revise any forward-looking statements, except as required by law.

Investor Relations Contact

Diginex Investor Relations

Email: ir@diginex.com

IR Contact – US

Jackson Lin | Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global